Mr. Ren Baowen
Chairman
Sino Clean Energy, Inc.
Xi’an, China

September 5, 2011

Re: Board Resignation

Dear Mr. Ren,

In April, 2011 Sino Clean Energy, Inc. became the subject of serious public allegations with regard to its financial and operational reporting. As I only joined the Board of Directors on April 15, 2011 I did not have any knowledge or information regarding these allegations. Since then, I have (i) repeatedly and strongly advocated that the Board establish a Special Committee to conduct an independent investigation of the allegations, and (ii) voted against each 10-Q presented to the Audit Committee. Upon the appointment of a new Audit Committee Chair on August 8, 2011 I urged that a Special Committee conduct an independent investigation of the allegations. At a Board meeting on August 19, 2011 I formally made another motion regarding the Special Committee and demanded an investigation and report to the Board concerning the public allegations; however, the Board again declined to support the motion.

Given the Board’s rejection of my strongly held view that an immediate independent investigation is warranted, the Company and I have agreed to conclude my tenure as a Board Member, and I hereby resign as a Director of the Company with immediate effect.

Sincerely,

/s/ Brock Silvers
Brock Silvers